LOCAL CORPORATION

7555 Irvine Center Drive

Irvine, CA 92618

January 4, 2013

Via Edgar

Mr. Stephen G. Krikorian

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Local Corporation
Form 10-K for the fiscal year ended December 31, 2011
Filed March 15, 2012
File No. 001-34197

Dear Mr. Krikorian:

This letter responds to the comments of the letter dated January 2, 2013, to myself on behalf of Local Corporation (the “Company”) received from you with respect to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 10-K filed on March 15, 2012 (“Form 10-K”). We have reproduced below in bold font each of the Staff’s comments set forth in the January 2, 2013, letter, together with the Company’s responses in regular font immediately following each reproduced comment. The Company’s responses in this letter correspond to the numbers you placed adjacent to your comments in the January 2, 2013, letter.

Form 10-K for the fiscal year ended December 31, 2011

Risk Factors, page 17

1.	Your response to prior comment 1 indicates that you have determined that no accrual and/or disclosure of a reasonable possible range of losses are required under ASC 450-20-50 as the degree of probability of an unfavorable outcome is remote. Your disclosure does not provide this conclusion to an investor. That is, an investor cannot distinguish how you assessed the outcome under ASC 450-20-50. In future filings, please revise your risk factor disclosure to indicate that you believe that an unfavorable outcome is considered remote.

In our future filings, we will revise our risk factor disclosure to indicate that we believe that an unfavorable outcome is considered remote. Furthermore, we will make any appropriate disclosures in accordance with ASC 450 for any future risk factors.

Consolidated Financial Statements

Note 10. Commitments and Contingencies

Legal Proceedings, page F-29

2.	In future filings, revise your legal proceedings disclosure to use terms consistent with those in ASC 450. That is, you should clearly indicate that the likelihood of any unfavorable outcome to this matter is considered remote.

In our future filings, we will revise our legal proceedings disclosure to use terms consistent with those in ASC 450.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (949) 789-5216 if you should have any follow-up questions or comments.

Sincerely,

/s/ Heath B. Clarke

Heath B. Clarke

Chief Executive Officer of Local Corporation